Exhibit 5.2

27 September 2005	Our Ref: IG/C535-53221

CSN Islands IX Corp.

c/o Walkers SPV Limited

PO Box 908GT

Walker House

Mary Street

George Town

Grand Cayman

Cayman Islands

Dear Sirs

We have been asked to provide this legal opinion to you with regard to the laws of the Cayman Islands in relation to the Form F-4 Registration Statement dated 27 September 2005 (the “Registration Statement”) issued by CSN Islands IX Corp. (the “Company”) and Companhia Siderúrgica Nacional (the “Guarantor”) filed with the Securities and Exchange Commission for the purpose of registering under the United States Securities Act 1933, as amended, the Company’s US$400,000,000 10.00% guaranteed notes due 2015 (the “Notes”) guaranteed by the Guarantor.

For the purposes of giving this opinion, we have examined the documents listed in Schedule 1 hereto.

In giving this opinion we have relied upon the assumptions set out in Schedule 2 hereto, which we have not independently verified.

We are Attorneys-at-Law in the Cayman Islands and express no opinion as to any laws other than the laws of the Cayman Islands in force and as interpreted at the date hereof. Except as explicitly stated herein, we express no opinion in relation to any representation or warranty contained in the Documents nor upon the commercial terms of the transactions contemplated by the Documents.

Based upon the foregoing examinations and assumptions and upon such searches as we have conducted and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3 hereto, we are of the opinion that under the laws of the Cayman Islands:

1.	The Company is a company duly incorporated as an exempted company, validly existing and in good standing under the laws of the Cayman Islands and has full corporate power and legal right to execute and deliver the Documents to be executed by it, to issue the Notes, in exchange for the Old Notes and to perform the provisions of the Notes and the Documents to be performed on its part.

2.	The execution of the Documents and the issue of the Notes have been duly authorised by the Company and the Documents and the Notes duly executed by the Company. The Documents, when delivered and the Notes when authenticated and delivered, will constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms.

3.	The statements contained in the Prospectus constituting part of the Registration Statement under the caption “Enforcement of Civil Liabilities Against Non-U.S. Persons” insofar as such statements constitute summaries of the legal matters, documents and procedures under the laws of the Cayman Islands fairly summarise the matters referred to therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the reference to us under the caption “Validity of the New Notes” contained in the Prospectus in such Registration Statement.

Yours faithfully

/s/ WALKERS
WALKERS

SCHEDULE 1

LIST OF DOCUMENTS EXAMINED

1.	The Certificate of Incorporation and the Memorandum and Articles of Association of the Company.

2.	A Certificate of Good Standing dated 27 September 2005 in respect of the Company issued by the Registrar of Companies.

3.	A copy of the written resolutions of the Board of Directors of the Company dated 22 August 2005 (the “Resolutions”).

4.	A Power of Attorney granted by the Company in favour of Otavio de Garcia Lazcano, Marcos Marinho Lutz, Sergio Timoner, Flavia Andraus Troyano and Paulo Roberto Gozzi dated 22 August 2005 (the “Power of Attorney”).

5.	(a)	the Registration Statement;

(b)	the Indenture dated 24 September 2004 among the Company as issuer, CSN as Guarantor, JPMorgan Chase Bank as trustee (the “Trustee”) and New York paying agent, J.P. Morgan Trust Bank Ltd. as principal paying agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg paying agent;

(c)	the First Supplemental Indenture dated 21 January 2005 among the Company as issuer, CSN as Guarantor and JPMorgan Chase Bank as trustee (the “Trustee”) and paying agent in New York, J.P. Morgan Trust Bank Ltd., as principal paying agent and J.P. Morgan Bank Luxembourg S.A., as paying agent in Luxembourg to the Indenture dated 24 September 2004 among the Company as issuer, CSN as Guarantor and the Trustee and paying agent in New York, J.P. Morgan Trust Bank Ltd., as principal paying agent and J.P. Morgan Bank Luxembourg S.A., as paying agent in Luxembourg;

(d)	the Registration Rights Agreement dated 24 September 2004 among the Company as issuer, CSN as Guarantor and the other parties named therein; and

(e)	the Registration Rights Agreement dated 21 January 2005 among the Company as issuer, CSN as Guarantor and the other parties named therein.

6.	Such other documents as we have considered necessary for the purposes of rendering this opinion.

(the document listed in paragraphs 5(a) to 5(e) above inclusive are collectively referred to in this opinion as the “Documents”).

SCHEDULE 2

ASSUMPTIONS

The opinions hereinbefore given are based upon the following assumptions:

1.	There are no provisions of the laws of any jurisdiction outside the Cayman Islands which would be contravened by the execution or delivery of the Notes or the Documents and that, in so far as any obligation expressed to be incurred under the Documents or the Notes is to be performed in or is otherwise subject to the laws of any jurisdiction outside the Cayman Islands, its performance will not be illegal by virtue of the laws of that jurisdiction.

2.	The Documents and the Notes are within the capacity and powers of and have been or will be duly authorised, executed and delivered by each of the parties thereto (other than the Company) and constitute or will, when executed and delivered, constitute the legal, valid and binding obligations of each of the parties thereto enforceable in accordance with their terms as a matter of the laws of all relevant jurisdictions (other than the Cayman Islands).

3.	The choice of the laws of the jurisdiction selected to govern each of the Documents and the Notes has been made in good faith and will be regarded as a valid and binding selection which will be upheld in the courts of that jurisdiction and all other relevant jurisdictions (other than the Cayman Islands).

4.	All authorisations, approvals, consents, licences and exemptions required by and all filings and other requirements of each of the parties to the Documents and the Notes outside the Cayman Islands to ensure the legality, validity and enforceability of the Documents have been or will be duly obtained, made or fulfilled and are and will remain in full force and effect and that any conditions to which they are subject have been satisfied.

5.	All conditions precedent contained in the Documents have been or will be satisfied or waived.

6.	No disposition of property effected by any of the Documents is made willfully to defeat an obligation owed to a creditor and at an undervalue.

7.	The Company was, or will be, as the case may be, on the dates of execution of the Notes and the Documents to which it is a party and the disposition of property by the Company thereunder able to pay its debts as they became due from its own moneys, and that any disposition or settlement of property effected by any of the Documents is made in good faith and for valuable consideration and at the time of each disposition of property by the Company pursuant to the Documents and the Notes the Company will be able to pay its debts as they become due from its own moneys.

8.	None of the Documents or the Notes has been or will be executed or delivered in the Cayman Islands.

9.	All original documents are authentic, that all signatures and seals are genuine, that all documents purporting to be sealed have been so sealed, that all copies are complete and conform to their original and that the Documents conform in every material respect to the latest drafts of the same produced to us and that where documents have been provided to us in successive drafts marked-up to indicate changes to such documents all such changes have been so indicated.

10.	The Minute Book of the Company examined by us on 27 September 2005 at its Registered Office contains a complete and accurate record of the business transacted by it.

11.	The copies of the Memorandum and Articles of Association, Register of Members, Register of Directors and Officers and Register of Mortgages and Charges, viewed at the Registered Office of the Company are true and correct copies of the originals of the same and that all matters required by law to be recorded therein are so recorded.

12.	The corporate records of the Company examined by us on 27 September 2005 at its Registered Office constitute its complete and accurate corporate records and that all matters required by law to be recorded therein are so recorded.

13.	The Power of Attorney remains in full force and effect and has not been revoked.

14.	None of the parties to the Documents or the Notes is a person, political faction or body resident in or constituted under the laws of any country currently the subject of United Nations Sanctions (“Sanctions”) extended to the Cayman Islands by the Order of Her Majesty in Council. At this date Sanctions currently extend to Libya, Iraq, Haiti, Sierra Leone, Liberia, Somalia, Rwanda, Angola, the Uniao Nacional para a Independencia Total de Angola (“UNITA”), Afghanistan and the Taliban (an Afghan political faction which calls itself the Islamic Emirate of Afghanistan).

SCHEDULE 3

QUALIFICATIONS

The opinions hereinbefore given are subject to the following qualifications:

1.	The term “enforceable” as used above means that the obligations assumed by the Company under the Documents and the Notes are of a type which the courts of the Cayman Islands enforce; it does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation and other laws of general application relating to or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity;

(c)	claims may become barred under statutes of limitation or may be or become subject to defences of set-off or counterclaim;

(d)	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

(e)	an award of a court of the Cayman Islands may be required to be made in Cayman Islands dollars;

(f)	to the extent that any provision of the Documents or the Notes is adjudicated to be penal in nature, it will not be enforceable in the courts of the Cayman Islands; in particular, the enforceability of any provision of the Documents or the Notes which imposes additional obligations in the event of any breach or default, or of payment or prepayment being made other than on an agreed date may be limited to the extent that it is subsequently adjudicated to be penal in nature and not an attempt to make a reasonable pre-estimate of loss;

(g)	to the extent that the performance of any obligation arising under the Documents or the Notes would be fraudulent or contrary to public policy, it will not be enforceable in the courts of the Cayman Islands, and whilst the determination of the public policy of the Cayman Islands is a matter for the courts, in our view none of the provisions of Documents or the Notes would be likely to be considered by a court in the Cayman Islands to be contrary to such public policy; and

(h)	a Cayman Islands court will not necessarily award costs in litigation in accordance with contractual provisions in this regard.

2.	Cayman Islands stamp duty will be payable if any of the Documents or the Notes are executed in, brought to, or produced before a court of the Cayman Islands. Such duty would be nominal except in the case of:

(a)	a legal or equitable mortgage or charge of immovable property or a debenture:

(i)	where the sum secured is CI$300,000 (US$360,000) or less, in which case such duty would be 1% of the sum secured;

(ii)	where the sum secured is more than CI$300,000 (US$360,000), whether initially or after further advance, in which case such duty would be 1.5% of the sum secured;

(b)	a legal or equitable mortgage or charge of movable property (not including a debenture but including a bill of sale), in which case such duty would be 1.5% of the sum secured;

(c)	any note evidencing indebtedness, in which case duty of CI$0.25 per CI$100 or part thereof of the face value of each note, subject to a maximum of CI$250, is payable, unless, the notes are issued as part of a series by an exempted company or by an ordinary non-resident company (as defined in the Companies Law (2003 Revision)) or by a body corporate incorporated outside the Cayman Islands, in which case a duty of CI$500 in respect of the instrument creating the notes may be paid and thereafter no further stamp duty in respect of such notes is payable.

PROVIDED THAT no duty shall be payable where the property is situated outside the Cayman Islands and that in the case of a legal or equitable mortgage or charge granted by an exempted company, an ordinary non-resident company (as defined in the Companies Law (2004 Revision) or an exempted trust (as defined in the Trusts Law 2001 Revision) or a body corporate incorporated outside the Cayman Islands of movable property situated in the Cayman Islands or over shares in such exempted company or an ordinary non-resident company, the maximum duty payable shall be CI$500.00 (US$600.00).

3.	A certificate, determination, calculation or designation of any party to the Documents as to any matter provided therein might be held by a Cayman Islands court not to be conclusive, final and binding, notwithstanding any provision to that effect therein contained, if, for example, it could be shown to have an unreasonable, arbitrary or improper basis or in the event of manifest error.

4.	In principle, a person who claims to be entitled pursuant to a contract to recover the legal fees and expenses incurred in enforcing that contract shall be entitled to judgment for the amount of legal fees and expenses found due under the contract and such amount shall not be subject to taxation pursuant to the applicable rule of court. However, the applicable rule (GCR Order 62, rule 4(3)) has been in force only since 1 January 2002 and there remains some uncertainty as to the way in which it will be applied in practice.

5.	If any provision of the Documents or the Notes is held to be illegal, invalid or unenforceable, severance of such provision from the remaining provisions will be subject to the discretion of the Cayman Islands courts.

6.	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

7.	Notwithstanding any purported date of execution in the Documents or the Notes, the rights and obligations therein contained take effect only on the actual execution and delivery thereof but the Documents and the Notes may provide that they have retrospective effect as between the parties thereto alone.

8.	The effectiveness of terms in the Documents or the Notes excusing any party from a liability or duty otherwise owed or indemnifying that party from the consequences of incurring such liability or breaching such duty are limited by law.

9.	We express no opinion on the effectiveness of any term of the Documents or the Notes purporting to restrict the ability of all of the parties thereto to amend the terms of such Document or Note.